

Mail Stop 3561

March 7, 2017

Brendan J. Killackey
Chief Executive Officer
Janel Corporation
303 Merrick Road, Suite 400
Lynbrook, NY 11563

> **Re: Janel Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Response Dated March 3, 2017**
> **File Nos. 333-60608**

Dear Mr. Killackey:

We have reviewed your March 3, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2017 letter.

Form 10-K for Fiscal year Ended September 30, 2016

Consolidated Balance Sheet, page F-2

1. We have read your response to comment 1. Please provide us with your materiality analysis that led you to conclude to revise future filings as opposed to amending your current Form 10-K for the year ended September 30, 2016 and subsequent Form 10-Q. Notwithstanding the preceding, please tell us if any debt covenants will be violated as a result of the reclassification had it been made on a historical basis. Refer to ASC 250-10-S99-1.

Note 2. Acquisitions, page F-10

2. We have read your response to comment 2 and we re-issue our previous comment. Please tell us your consideration of disclosing pro forma *net income or net earnings* as opposed to income before income taxes or explain how you believe the latter measure satisfies the ASC requirements regarding supplemental pro forma information. Additionally, tell us how you presented the information required by ASC 805-10-50-2h.1 related to your acquisitions. Refer to ASC 805-10-S50-1 and ASC 270-10-S-99-1(b)(4) for guidance.

    You may contact Tony Watson, Accountant, at (202) 551-3318 or me at (202) 551-3849 with any questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products